Exhibit 1.1

September 14, 2021

VIA ELECTRONIC MAIL

raymond.chang@agrify.com

Mr. Raymond Chang

Managing Director

Agrify Corporation

101 Middlesex Turnpike

Suite 6, PMB 326

Burlington, MA 01803

Re:	Letter Agreement and Waiver

Dear Mr. Chang:

This letter agreement (the “Letter Agreement”) memorializes the agreement of Maxim Group LLC (“Maxim”) and Agrify Corporation (the “Company”) to amend the terms of that certain Underwriting Agreement, dated January 27, 2021, as previously amended by that certain letter agreement, dated February 16, 2021 (collectively, the “Underwriting Agreement”), between Maxim and the Company.

Pursuant to the Underwriting Agreement, Maxim has a right of first refusal, for a period of twelve (12) months, to act as lead managing underwriter and bookrunner, or lead placement agent, with respect to any and all future public and private equity, equity-linked, convertible and debt offerings of the Company, or any Subsidiary of or successor to the Company, whether with or without or through an underwriter, placement agent or broker-dealer and whether pursuant to registration under the Securities Act or otherwise, subject to the Company’s right to include one or more additional co-managers for up to an aggregate of twenty percent (20%) of the economics with respect to such financing (the “ROFR”).

Maxim and the Company hereby agree that Maxim shall waive the ROFR in consideration of (i) a cash payment to Maxim of $2.4 million to be paid via wire transfer within three (3) business days of the execution of this Letter Agreement; and (ii) the right to participate as a co-manager with ten percent (10%) of the economics with respect to the Company’s next public offering of securities, payable in cash upon the closing of such offering.

Except as specifically modified or amended by the terms of this Letter Agreement, the Underwriting Agreement and all provisions contained therein are, and shall continue, in full force and effect and are hereby ratified and confirmed.

This Letter Agreement may be executed in any number of separate counterparts, each of which shall be deemed an original and all of which shall be deemed to be one and the same instrument. This Letter Agreement shall be binding upon the parties and their respective successors and assigns.

Members FINRA & SIPC

300 Park Ave. * New York, NY 10022 * tel (212) 895-3500 * (800) 724-0761 * fax (212) 895-3783 * www.maximgrp.com

September 14, 2021

This Letter Agreement shall be governed by the laws of New York without regard to principles of conflict of laws.

Sincerely,

MAXIM GROUP LLC

By:	/s/ Clifford Teller
Name:	Clifford Teller
Title:	Executive Managing Director, Investment Banking

Accepted and agreed as of the date first written above:

AGRIFY CORPORATION

By:	/s/ Raymond Chang
Name:	Raymond Chang
Title:	Chief Executive Officer

cc:	Mitchell Nussbaum, Esq. (mnussbaum@loeb.com)
David Levine, Esq. (dlevine@loeb.com)

Members FINRA & SIPC

300 Park Ave. * New York, NY 10022 * tel (212) 895-3500 * (800) 724-0761 * fax (212) 895-3783 * www.maximgrp.com